Maxim Group LLC

300 Park Avenue, 16th Floor

New York, New York 10022

September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	WISA Technologies, Inc.
Registration Statement on Form S-1, as amended File No: 333-274331

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Maxim Group LLC, as exclusive placement agent for the proposed offering, hereby joins the request of WISA Technologies, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. Eastern Time on Friday, September 29, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Commission under the Securities Act, please be advised that there will be distributed to each underwriter, dealer or agent, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned is aware of its obligations under the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirements contained in such Rule, in connection with the above-referenced issue.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Co-President

cc:	Leslie Marlow, Esq., Blank Rome LLP

Patrick J. Egan, Esq., Blank Rome LLP